UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No.61475/February 3, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13718

In the Matter of

AMERICAN SPORTS DEVELOPMENT	:	
GROUP, INC.,	:	
ANTEX BIOLOGICS, INC. (N/K/A ABI	:	
LIQUIDATING CORP.),	:	ORDER MAKING FINDINGS
CYBERNET INTERNET SERVICES	:	AND REVOKING
INTERNATIONAL, INC.,	:	REGISTRATIONS BY
CYPER MEDIA, INC.,	:	DEFAULT
FRISBY TECHNOLOGIES, INC.,	:	
GRAPHCO HOLDINGS CORP.,	:	
INVESTORS INSURANCE GROUP, INC.,	:	
ITC LEARNING CORP., AND	:	
SPEIZMAN INDUSTRIES, INC.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on December 17, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents by December 31, 2009, in a manner that complies with Rule 141 of the Commission's Rules of Practice. No Answers have been received, and the time for filing Answers has expired.

By Order dated January 13, 2010, I required Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. No replies have been received, and the time for filing replies has also expired. Accordingly, Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As permitted by Rule 155(a), the following allegations of the OIP are deemed to be true.

American Sports Development Group, Inc. (ASDP) (CIK No. 1073874), is a void Delaware corporation located in Greenville, South Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ASDP is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form

10-KSB for the period ended December 31, 2003, which reported a net loss of $4,523,106 for the prior year. As of December 15, 2009, the common stock of ASDP was quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Antex Biologics, Inc. (n/k/a ABI Liquidating Corp.) (ANXB) (CIK No. 893692), is a dissolved Delaware corporation located in Gaithersburg, Maryland, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ANXB is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $7,569,303 for the prior nine months. On March 27, 2003, ANXB filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Maryland which was terminated on February 10, 2005. On June 2, 2003, ANXB changed its name in the records of the Delaware Secretary of State to ABI Liquidating Corp., but failed to report that change to the Commission on Form 8-K or update its records in the Commission's EDGAR database as required by Commission rules. As of December 15, 2009, the common stock of ANXB was traded on the over-the-counter markets.

Cybernet Internet Services International, Inc. (ZNET) (CIK No. 1070658), is a void Delaware corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ZNET is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2003, which reported a net loss of $18,745,000 for the prior six months (official notice).[1] On December 24, 2003, the company filed a Form 8-K stating that it has ceased operations as of December 22, 2003. As of December 15, 2009, the common stock of ZNET was quoted on the Pink Sheets, had eight market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Cyper Media, Inc. (CYPM) (CIK No. 1163967), is a New York corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CYPM is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2004, which reported a net loss of $199,111 for the prior three months. As of December 15, 2009, the common stock of CYPM was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Frisby Technologies, Inc. (FRIZQ) (CIK No. 1051904), is a void Delaware corporation located in Advance, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FRIZQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $3,995,408 for the prior nine months. On January 16, 2003, FRIZQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Middle District of North Carolina which was terminated on June 12, 2008. As of December 15, 2009,

---

[1] The OIP erroneously states that the last periodic report was for the period ended September 30, 2003, and that the net loss was for nine months.

the common stock of FRIZQ was quoted on the Pink Sheets, had three market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Graphco Holdings Corp. (GHCP) (CIK No. 1168251) is a void Delaware corporation located in New Hope, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GHCP is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2003, which reported a net loss of $3,151,866 for the prior nine months (official notice).[2] As of December 15, 2009, the common stock of GHCP was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Investors Insurance Group, Inc. (IIGI) (CIK No. 43340), is a Florida corporation located in West Chester, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). IIGI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2003, which reported a net loss of $4,765 for the prior nine months. As of December 15, 2009, the common stock of IIGI was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

ITC Learning Corp. (ITCC) (CIK No. 764867) is a forfeited Maryland corporation located in Centreville, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ITCC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of $700,059 for the prior three months. On July 1, 2002, ITCC filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of Virginia, which was converted to a Chapter 7 petition, and was terminated on March 26, 2007. As of December 15, 2009, the common stock of ITCC was quoted on the Pink Sheets, had four market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Speizman Industries, Inc. (SPZN) (CIK No. 92827), is a void Delaware corporation located in Charlotte, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SPZN is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 27, 2003, which reported a net loss of $2,590,000 for the prior twenty-six weeks. On May 20, 2004, SPZN filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Georgia which was terminated on February 7, 2008. As of December 15, 2009, the common stock of SPZN was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

As discussed in more detail above, all of the Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. They also have failed to heed delinquency letters sent to them by the Division

---

[2] The OIP erroneously states that the net loss was $3,340,223.

of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of American Sports Development Group, Inc., Antex Biologics, Inc. (n/k/a ABI Liquidating Corp.), Cybernet Internet Services International, Inc., Cyper Media, Inc., Frisby Technologies, Inc., Graphco Holdings Corp., Investors Insurance Group, Inc., ITC Learning Corp., and Speizman Industries, Inc., are revoked.

_____
James T. Kelly
Administrative Law Judge